(May 10, 1996)

                                  EXHIBIT 1.1

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
  The Village Green Bookstore, Inc.
Rochester, New York

We have audited the accompanying consolidated balance sheets of The Village Green Bookstore, Inc. as of January 28, 1996 and January 29, 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of January 28, 1996 and January 29, 1995, and the results of its operations and its cash flows for each of the two years in the period ended January 28, 1996 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is experiencing difficulty in generating cash flows from operations and has recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Deloitte & Touche LLP
Rochester, New York
May 9, 1996

THE VILLAGE GREEN BOOKSTORE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JANUARY 28, 1996 AND JANUARY 29, 1995

ASSETS                                                                        1996           1995
                                                                          -----------    -----------
CURRENT ASSETS:
  Cash and cash equivalents                                               $   383,918    $   519,470
  Receivables                                                                 130,974        286,261
  Merchandise inventories                                                   6,306,808      4,732,204
  Prepaid expenses and other current assets                                   290,141        221,572
                                                                          -----------    -----------
        Total current assets                                                7,111,841      5,759,507
                                                                          -----------    -----------

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation (Note 2)                                                     1,933,838      1,237,400

OTHER ASSETS                                                                  161,585        497,864
                                                                          -----------    -----------

TOTAL ASSETS                                                              $ 9,207,264    $ 7,494,771
                                                                          ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                        $ 3,332,642    $ 3,348,472
  Current portion of long-term debt (Note 3)                                1,231,227      1,825,197
  Accrued payroll expense                                                      77,565         55,430
  Accrued sales taxes payable                                                  81,442         65,990
  Other current liabilities (Note 5)                                          468,115        183,093
                                                                          -----------    -----------
        Total current liabilities                                           5,190,991      5,478,182
                                                                          -----------    -----------

LONG-TERM DEBT (Note 3)                                                        13,965      1,246,163

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (Notes 3 and 4):
  Common stock, $.001 par; authorized 10,000,000 shares;
    issued and outstanding 3,741,255 shares and 1,710,880, respectively         3,741          1,711
  Additional paid-in capital                                                8,117,154      3,232,573
  Retained deficit                                                         (4,118,587)    (2,463,858)
                                                                          -----------    -----------
        Total stockholders' equity                                          4,002,308        770,426
                                                                          -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 9,207,264    $ 7,494,771
                                                                          ===========    ===========



See notes to consolidated financial statements.

THE VILLAGE GREEN BOOKSTORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JANUARY 28, 1996 AND JANUARY 29, 1995

                                                          1996            1995
                                                    ------------    ------------
NET SALES                                           $ 11,040,366    $ 10,002,901

COST OF GOODS SOLD                                     7,138,108       6,373,928
                                                    ------------    ------------

GROSS PROFIT                                           3,902,258       3,628,973

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           5,030,044       3,779,889

OTHER EXPENSES (Note 5)                                  305,637              --
                                                    ------------    ------------

LOSS FROM OPERATIONS                                  (1,433,423)       (150,916)

OTHER INCOME (EXPENSE):
  Interest expense                                      (111,869)       (207,775)
  Amortization of debt offering costs                   (171,500)       (254,642)
  Other income                                            65,654          44,893
  Loss on disposal of property and equipment                  --         (21,525)
                                                    ------------    ------------

        Total other expense                             (217,715)       (439,049)
                                                    ------------    ------------

LOSS BEFORE INCOME TAXES                              (1,651,138)       (589,965)

INCOME TAXES (Note 6)                                      3,591           4,166
                                                    ------------    ------------

NET LOSS                                            $ (1,654,729)   $   (594,131)
                                                    ============    ============

NET LOSS PER SHARE                                  $      (0.48)   $      (0.38)
                                                    ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING                    3,428,294       1,563,503
                                                    ============    ============


See notes to consolidated financial statements.

THE VILLAGE GREEN BOOKSTORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED JANUARY 28, 1996 AND JANUARY 29, 1995


                                                                               ADDITIONAL
                                                                 PAR            PAID-IN           RETAINED
                                               SHARES           VALUE           CAPITAL           DEFICIT
                                             -----------       -------       -----------       -----------

Balance, January 31, 1994                    $ 1,100,000       $ 1,100       $ 2,648,434       $(1,869,727)

  Issuance of common stock                       610,880           611           584,139                --

  Net loss                                            --            --                --          (594,131)
                                             -----------       -------       -----------       -----------

Balance, January 29, 1995                      1,710,880         1,711         3,232,573        (2,463,858)

  Exercise of warrants                               100            --                50                --

  Issuance of common stock (Note 4)            2,216,775         2,216         5,195,845                --

  Purchase and retirement of common shares
    (Note 8)                                    (186,500)         (186)         (186,314)               --

  Payment to shareholder (Note 4)                     --            --          (125,000)               --

  Net loss                                            --            --                --        (1,654,729)
                                             -----------       -------       -----------       -----------

Balance, January 28, 1996                    $ 3,741,255       $ 3,741       $ 8,117,154       $(4,118,587)
                                             ===========       =======       ===========       ===========

THE VILLAGE GREEN BOOKSTORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 28, 1996 AND JANUARY 29, 1995

                                                                   1996           1995
                                                            -----------    -----------
OPERATING ACTIVITIES:
  Net loss                                                  $(1,654,729)   $  (594,131)
  Adjustments to reconcile net loss to net cash used
    by operating activities:
    Depreciation and amortization                               480,274        438,727
    Other expenses                                              305,637         21,525
  Changes in assets and liabilities:
    Receivables                                                  72,287        (58,507)
    Inventories                                              (1,574,604)      (789,196)
    Prepaid expenses and other current assets                   (96,946)        27,494
    Accounts payable and accrued expenses                       141,779        387,417
                                                            -----------    -----------
        Net cash used in operating activities                (2,326,302)      (566,671)
                                                            -----------    -----------

INVESTING ACTIVITIES:
  Purchase of property and equipment                         (1,117,472)      (735,753)
  Security deposits                                               1,216        (78,631)
                                                            -----------    -----------
        Net cash used in investing activities                (1,116,256)      (814,384)
                                                            -----------    -----------

FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net of expenses     5,361,674        584,750
  Advances to officers and former officers                           --        (11,016)
  Payments on long-term debt                                 (1,826,168)       (37,081)
  Purchase and retirement of common shares, net                (103,500)            --
  Payment to shareholder                                       (125,000)            --
  Proceeds from borrowings                                           --      1,200,000
  Debt financing                                                     --       (353,813)
                                                            -----------    -----------
        Net cash provided by financing activities             3,307,006      1,382,840
                                                            -----------    -----------

NET (DECREASE) INCREASE IN CASH                                (135,552)         1,785

BALANCE AT BEGINNING OF YEAR                                    519,470        517,685
                                                            -----------    -----------

CASH BALANCE AT END OF YEAR                                 $   383,918    $   519,470
                                                            ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for:
    Interest                                                $   111,869    $   207,775
                                                            ===========    ===========
    Income taxes                                            $       850    $    11,881
                                                            ===========    ===========


See notes to consolidated financial statements.

THE VILLAGE GREEN BOOKSTORE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 28, 1996 AND JANUARY 29, 1995


1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      THE COMPANY - The Company was organized in January, 1982 to sell books, magazines, newspapers, greeting cards, and gifts at retail to the general public. The Company's business includes the sale of CD's, CD-ROM's, Video Rental and operating Coffee Cafes. Due to the increased competition of national book retailers in the Company's markets, the Company recently altered its strategic objectives by introducing the Kideology(TM) retail concept. Kideology(TM) is an educational retail system which the Company has developed to sell educational toys and products to children ages 14 and under. As a result, the Company's strategic objective is to continue to operate retail bookstores in the markets in which it currently competes while adding additional Kideology(TM) stores in new and existing locations.

      As of January 28, 1996, the Company carries on business at four locations in Rochester, New York, three locations in Buffalo, New York, four locations in Pennsylvania and one location in Connecticut. Subsequent to January 28, 1996, the Company closed a store in Buffalo and a store in Pennsylvania (See Note 5).

      BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      BASIS OF PRESENTATION - The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred significant operating losses in each of the last three fiscal years and incurred a net loss in fiscal 1996 of $1,651,682. Additionally, the Company was unable to generate sufficient cash flows from operations to meet a debt obligation in April 1996 of $1,200,000 (See Note 3). These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

      In an effort to improve operating performance, the Company has been and will be implementing certain programs and strategies in fiscal 1997. These strategies include:

          - Raising of additional capital; a private placement and bank financing are currently being contemplated;

          -  Expanding the Kideology(TM) retail concept; and

          - Reviewing existing store locations with a view toward maintaining profitable operations and closing underperforming stores.

      FISCAL YEAR - The Company has a 52 / 53 week fiscal year which ends on the last Sunday in January.

      ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH AND EQUIVALENTS - Cash and equivalents include all highly liquid investments with original maturities of three months or less.

      MERCHANDISE INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market. Certain merchandise, such as books, magazines and calendars are returnable to vendors. Books and calendars represent approximately $4,479,000, or 71%, of the Company's inventory at January 28, 1996, a portion of which is returnable if held less than one year. Unsold magazines must generally be returned within six months.

      PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost, or in the case of equipment under capital leases, the present value of minimum lease payments or fair value, whichever is lower. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. In the case of leasehold improvements, depreciation is recorded on the straight-line basis over the lesser of the estimated useful lives of the assets or the lease period. The estimated useful lives of the Company's fixed assets range from three to ten years. Expenditures for renewals and improvements are capitalized. Repairs and maintenance are charged to operations as incurred.

      PRE-OPENING EXPENSES - Incremental expenses related to the opening of new stores are capitalized as incurred up to the point that retail sales are commenced. Once a store opens and retail sales commence, the capitalized pre-opening expenses are amortized over a twelve month period. Commissions paid upon signing of leases are amortized over the life of the lease.

      DEFERRED DEBT ISSUANCE COSTS - Deferred debt issuance costs are being amortized over the term of the related debt instruments.

      LOSS PER SHARE - Loss per share is based on the weighted average number of shares outstanding during the year.

      INCOME TAXES - Income taxes are provided for all items included in the statements of operations regardless of the period when such items are reported for income tax purposes. Deferred income taxes are provided for the differences between reporting of transactions for financial reporting purposes and income tax purposes.

      CERTAIN RECLASSIFICATIONS have been made to the 1995 consolidated financial statements to conform to the classifications used in 1996.

      NEW ACCOUNTING STANDARDS - Statement of Financial Accounting Standards
      (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," must be adopted in fiscal 1997. The standard requires that impairment losses be recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and, therefore, does not believe the adoption of the standard will have a material effect on its financial position or results of operations.

      SFAS No. 123 "Accounting for Stock-Based Compensation," must be adopted in fiscal 1997. This standard encourages, but does not require, recognition of compensation expense based on the fair value of equity instruments granted to employees. The Company does not plan to record compensation for equity instruments granted to employees and therefore the adoption of this standard will have no impact on its financial position or results of operations.


2.    PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at January 28, 1996 and January 29, 1995:


                                          1996         1995
                                       ----------   ----------
Equipment under capital lease          $  100,366   $  100,366
Equipment and vehicles                    563,267      377,645
Furniture and fixtures                    933,782      451,804
Rental videos                              65,271       40,538
Leasehold improvements                  1,170,974      893,871
                                       ----------   ----------
        Total property and equipment    2,833,660    1,864,224
Less: accumulated depreciation            899,822      626,824
                                       ----------   ----------
Net property and equipment             $1,933,838   $1,237,400
                                       ==========   ==========



      Depreciation expense for the fiscal years ended January 28, 1996 and January 29, 1995 was $308,774 and $184,085, respectively.


3.    LONG-TERM DEBT

      Long-term debt consists of the following at January 28, 1996 and January 29, 1995:


                                                                1996         1995
                                                            ----------   ----------
      7% convertible debentures, due April 1996             $1,200,000   $1,200,000

      7.5% notes payable, due and paid during fiscal 1996    1,800,000

      Other                                                     45,192       71,360
                                                            ----------   ----------

      Total debt                                             1,245,192    3,071,360

      Less current portion                                   1,231,227    1,825,197
                                                            ----------   ----------

      Total long-term debt, due in fiscal 1998              $   13,965   $1,246,163
                                                            ==========   ==========



      On April 28, 1994, the Company consummated a private placement with respect to an aggregate of $1.2 million Principal Amount 7% Convertible Senior Subordinated Debentures of the Company due two years from the date of issuance, convertible into 240,000 shares of the Company's Common Stock at any time prior to maturity, unless previously redeemed, at an initial conversion price of $5.00 per share. The Debentures are expressly senior in right of payment to all other Company obligations (but subordinated to the payment of any future bank or institutional indebtedness up to $1 million). During fiscal 1996 and 1995, the debentures were not converted or redeemed, in whole or in part. The Company was unable to pay its obligation for the 7% convertible debentures which were due in April 1996. Currently, additional sources of financing are being sought in order for the Company to satisfy its obligation.

4.    STOCKHOLDERS' EQUITY

      On March 23, 1995, the Company consummated a public offering (the "Offering") of 2,216,775 Units, each Unit consisting of one share of the Company's Common Stock, par value $.001 per share and one Redeemable Common Stock Purchase Warrant at a public offering price of $3.00 per Unit. The gross proceeds to the Company, net of expenses relating to the Offering totalling $1,452,264, were $5,198,061.

      The Company entered into an agreement with an investor in September 1994, in which the investor purchased for $300,000, 100,000 shares of the Company's common stock and a warrant to purchase an additional 100,000 shares of the Company's common stock. The Company had agreed to pay the investor any amount by which the net proceeds of the entire 100,000 shares of common stock that are subsequently sold by the investor are less than $300,000. During fiscal 1996, the investor sold the 100,000 shares of common stock for $175,000 resulting in a payment by the Company to the investor of $125,000 which was charged to additional paid-in capital.

      OPTION PLANS - Under the Village Green Bookstore, Inc. 1987 Stock Option Plan an aggregate of 100,000 shares of common stock were authorized for issuance. Options issued under this Plan, which is non-compensatory and involves only common stock, expire eight years from the date of grant. Future grants for this Plan are not expected.

      The Company's 1993 Stock Option Plan provides for the issuance of up to an aggregate of 400,000 shares of common stock. The Committee administering the Plan is authorized under the Plan to grant incentive stock options and non-qualified options. The exercise price per share of common stock under an option will be established by the Committee at the time of the grant, provided that with respect to incentive stock options, the option price will not be less than the fair market value of the common stock at the time the option is granted, and with respect to non-qualified stock options, the option price will not be less than 85% of the fair market value of the common stock at the time the option is granted. Options may be exercised in whole or in part at such date or dates as determined by the Committee. No options shall be exercisable after the date 10 years from the date of the grant of such option. At January 28, 1996, 211,750 shares were reserved for future grant. A summary of option transactions is presented below:


                                                           YEAR ENDED                           YEAR ENDED
                                                        JANUARY 28, 1996                     JANUARY 29, 1995
                                                 --------------------------------     --------------------------------
                                                    1987 PLAN      1993 PLAN              1987 PLAN      1993 PLAN
      Shares under option,
        Beginning of year                             76,500        138,250                100,000             --
      Option Granted                                      --         75,000                     --        138,250
      Options Expiring                               (12,000)       (25,000)                  (500)            --
      Options Exercised                                   --             --                (23,000)            --
                                                     -------        -------                -------        -------
      Shares Under Option,
        End of period                                 64,500        188,250                 76,500        138,250
                                                     =======        =======                =======        =======
      Shares Exercisable,
        End of period                                 64,500        188,250                 76,500        138,250
                                                     =======        =======                =======        =======
      Exercise price of shares exercisable          $1.10 to       $2.00 to               $1.10 to        $ 3.875
                                                                                                          =======
                                                     $ 2.188        $ 3.875                $ 2.656
                                                     =======        =======                =======




      In addition to the above options, under an agreement dated June 28, 1993, Raymond Sparks, President, was granted a non-qualified, three year non-plan option to purchase 103,500 shares of the Company's common stock with an exercise price of $1.97 per share. These options are exercisable through June 28, 1996.

      At January 28, 1996, 12,000 warrants are outstanding, exercisable at $.50 per share and 100,000 warrants to purchase 100,000 shares of common stock, issued in conjunction with a September 1994 private placement, were outstanding at January 28, 1996. These warrants are exercisable at $2.25 per share. In addition, 200,000 warrants to purchase 200,000 shares of common stocks are outstanding as of January 28, 1996, issued in connection with the Company's March 1995 offering, which are exercisable at $4.20 per share.


5.    OTHER EXPENSES

      In January 1996, the Company decided to close two underperforming stores which were subsequently closed by the end of March 1996. Consequently, a pre-tax charge of $305,637 was recorded in the fourth quarter of fiscal 1996 for costs associated with the store closing process, consisting of a reserve for lease settlements ($165,000) and for the write-off of intangible and fixed assets ($140,637).


6.    INCOME TAXES

      The provisions for income taxes at January 28, 1996 and January 29, 1995 consist of the following:


                                             1996              1995
                                            ------            ------
      Federal                               $   --            $   --
      State                                  3,591             4,166
                                            ------            ------

                                            $3,591            $4,166
                                            ======            ======



      The approximate tax effect of each type of temporary difference and carryforward that gave rise to the Company's deferred tax assets and liabilities at January 28, 1996 are as follows:

                                                                    ASSETS              LIABILITIES                TOTAL
      Nondeductible accruals for uncollected receivables        $    4,837             $         --             $    4,837
      Less valuation allowance                                       4,837                       --                  4,837
                                                                ----------             ------------             ----------
      Current                                                           --                       --                     --
                                                                ----------             ------------             ----------
      Net operating loss carryforward                            1,165,466                       --              1,165,466
      Less valuation allowance                                   1,165,466                       --              1,165,466
                                                                ----------             ------------             ----------
      Noncurrent                                                        --                       --                     --
                                                                ----------             ------------             ----------

      Total                                                     $       --             $         --             $       --
                                                                ==========             ============             ==========



      The valuation allowance at January 28, 1996 is $1,170,303, of which $470,778 arose during the fiscal year ended January 28, 1996.

      Income taxes were computed at rates other than the statutory federal income tax rates due to the following items:


                                                             1996                               1995
                                                     -----------------------             -----------------------
                                                       AMOUNT           %                 AMOUNT           %
      Tax benefit at federal statutory rate          $(562,607)       (34.0)             $(202,005)       (34.0)
      State taxes, net of federal benefit                3,591           .2                  4,166           .7
      Net operating loss carryforward not utilized     562,607         34.0                202,005         34.0
                                                     ---------         ----              ---------         ----

                                                     $   3,591           .2                  4,166           .7
                                                     =========         ====              =========         ====



      At January 28, 1996, the amount of net operating loss available to be carried forward to offset future taxable income was approximately $3,428,000. These losses expire in years through January, 2011. Utilization of the net operating losses is subject to certain change of ownership requirements of the Internal Revenue Code which may limit the amount of net operating losses which could be utilized in a year. If the full amount of the net operating loss allowable with the change of ownership limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year.


7.    PROFIT-SHARING PLAN

      In December, 1986, the Board of Directors adopted a defined contribution profit-sharing plan covering employees who meet eligibility requirements. The plan was approved at the annual stockholders' meeting on May 18, 1987, and provided for discretionary annual contributions up to 15% of the participants' compensation. No contributions were made in the fiscal years ended January 28, 1996 and January 29, 1995. As of January 28, 1996, there were no unfunded pension benefits.


8.    COMMITMENTS AND CONTINGENCIES

      The Company conducts all retail operations on leased premises. Leases are for varying periods and are generally renewable at the option of the Company. Usually the leases provide that the Company pay a portion of the taxes, insurance and maintenance costs associated with the leased premises. Most leases provide for additional rentals based upon a percentage of sales.

      Lease expenses for the Company's retail and administrative locations for the fiscal years ended January 28, 1996, and January 29, 1995 were approximately $864,000 and $626,000, respectively.

                          FISCAL YEAR
                             1997                                $ 1,166,000
                             1998                                  1,050,000
                             1999                                  1,081,000
                             2000                                  1,069,000
                             2001                                  1,060,000
                          Thereafter                               4,245,000

      The Company has an employment agreement dated June 28, 1993 with its President, Raymond Sparks, which has a term of three years. This agreement provides for a base annual salary of $125,000, with salary increases and bonuses to be determined by the Board of Directors in its discretion.

      The Company has been named a defendant in an action commenced on August 24, 1994 in the Supreme Court of the State of New York for Erie County involving payment on a lease. The plaintiff is the landlord of the premises of the Company's former Tonawanda, New York store, which the Company closed in January 1994. The Tonawanda store was operated by the Company's subsidiary, Niagara Books, Inc., which was the party named on the lease. The plaintiff is demanding it be paid approximately $42,400, representing past due base rent, ancillary rent and late charges from default through August 1, 1994, the last due date prior to the date this suit was brought. The lease calls for a base rent of $5,250 per month. The term of the lease extends to June 30, 1998. The Company believes it has meritorious defenses and intends to vigorously defend this action.

      The Company has been named a defendant in a personal injury litigation involving a "slip and fall" on the Company's property. The plaintiff is claiming damages in the amount of $2,000,000. The Company carries $1 million worth of liability insurance which the Company believes should be sufficient to cover any possible award of damages to the plaintiff. This proceeding is in the early investigatory stages. The possibility of liability and its amount cannot be quantified at this time, as a result, no liability has been reflected in the consolidated financial statements.

      On March 31, 1995, the Company entered into an agreement (the "Agreement") with Mr. Paul Adams ("Adams"), a former principal shareholder and officer of the Company, in order to resolve certain disputes with respect to (i) the Affiliate Agreement between the Company and Adams dated June 28, 1993 (the "Affiliate Agreement") and (ii) their relationship as landlord and tenant with respect to the premises located at 746-766 Monroe Avenue, Rochester, New York (the "Monroe Avenue Lease").

      Under the terms and conditions provided for in the Adams Agreement, (i) the parties terminated the Affiliate Agreement; (ii) the Company exercised its option with Adams and acquired 186,500 shares of the company's Common Stock held by Adams at an exercise price of $186,500, which exercise price was offset by the repayment by Adams of $83,000 in loans previously made by the Company to Penfield Realty Holding Co., Inc. and William Yager (the "Yager Loans"), resulting in the net payment from the Company to Adams in the amount of $103,500; (iii) the Collateral Assignment of Mortgage Agreement between the parties dated June 28, 1993, which secured Adams' obligation to repay the Yager Loans was terminated;
      (iv) the Option to Purchase Real Property Agreement dated June 28, 1993 between the parties, which secured certain of Adams' obligations under the Affiliate Agreement, was terminated; (v) the parties executed a Further Modification Agreement to the Monroe Avenue Lease; (vi) the parties and Lyndon Guaranty Bank of New York, the new mortgagee of the Monroe Avenue Premises, executed a Subordination, Non-Disturbance and Attornment Agreement; and (vii) Adams executed and delivered general releases in favor of the Company, its board of directors and executive officers and its subsidiaries and the Company, its board of directors and executive officers and its subsidiaries executed and delivered general releases in favor of Adams.